UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  2)*

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 1.00 per share

 (Title of Class of Securities)

70211M109

 (CUSIP Number)

December 31, 2014 (1)

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This Statement on Schedule 13G also serves as an amended Statement on Schedule 13G reporting holdings as of December 31, 2013.

CUSIP No. 70211M109	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,995,121.58 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,995,121.58 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,995,121.58 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.62% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) This figure is as of December 31, 2014.  On December 31, 2013, this figure was 9,301,826.23.

(**) Based on 157,334,245 Ordinary Shares outstanding as of December 31, 2014 (as reported in the Issuer's Form 20-F filed on March 11, 2015).  This figure was 8.04% on December 31, 2013, based on 115,687,002 Ordinary Shares outstanding as of December 31, 2013 (as reported in the Issuer's Form 20-F filed on March 10, 2014).

CUSIP No. 70211M109	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,995,121.58 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,995,121.58 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,995,121.58 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.62% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of December 31, 2014.  On December 31, 2013, this figure was 9,301,826.23.

(**) Based on 157,334,245 Ordinary Shares outstanding as of December 31, 2014 (as reported in the Issuer's Form 20-F filed on March 11, 2015).  This figure was 8.04% on December 31, 2013, based on 115,687,002 Ordinary Shares outstanding as of December 31, 2013 (as reported in the Issuer's Form 20-F filed on March 10, 2014).

CUSIP No. 70211M109	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,995,121.58 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,995,121.58 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,995,121.58 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.62% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of December 31, 2014.  On December 31, 2013, this figure was 9,301,826.23.

(**) Based on 157,334,245 Ordinary Shares outstanding as of December 31, 2014 (as reported in the Issuer's Form 20-F filed on March 11, 2015).  This figure was 8.04% on December 31, 2013, based on 115,687,002 Ordinary Shares outstanding as of December 31, 2013 (as reported in the Issuer's Form 20-F filed on March 10, 2014).

Item 1. (a)	Name of Issuer:

Partner Communications Company Ltd.

(b)	Address of Issuer's Principal Executive Offices:

8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel

Item 2. (a)	Name of Person Filing:

1. Itshak Sharon (Tshuva)

2. Delek Group Ltd.

3. The Phoenix Holding Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the "Subsidiaries").  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

The Phoenix Holding Ltd. is an majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

(b)	Address of Principal Business Office:

The address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel.

The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(c)	Citizenship:

1. Itshak Sharon (Tshuva) - Israel

2. Delek Group Ltd. - Israel

3. The Phoenix Holding Ltd. - Israel

(d)	Title of Class of Securities:

Ordinary Shares, nominal value NIS 0.01 per share

(e)	CUSIP Number:

70211M109

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

As of December 31, 2014, the securities reported herein were held as follows:

	Ordinary Shares	Percentage of total Ordinary Shares outstanding
Excellence "nostro" accounts	--	--
Excellence pension and provident funds	1,374,338.00	0.87
Excellence trust funds	471,838.50	0.30
Excellence ETF's	2,813,421.73	1.79
The Phoenix "nostro" accounts	740,897.00	0.47
The Phoenix pension and provident funds	38,000.00	0.02
Linked insurance policies of Phoenix	84,741.35	0.05
Partnership for Israeli shares	6,152,867.00	3.91
Partnership for investing in the TA 100	319,018.00	0.20

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2015

Itshak Sharon (Tshuva) /s/ Itshak Sharon (Tshuva) By: Itshak Sharon (Tshuva)

Delek Group Ltd. /s/ Leora Pratt Levin By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last By: Gabi Last* Title: Chairman

The Phoenix Holding Ltd. /s/ Roy Yakir By: Roy Yakir** Title: Chief Investment Officer

/s/ Orly Kronman-Dagan By: Orly Kronman-Dagan** Title: Legal Counsel and Company Secretary

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 2 to this Schedule 13G.

** Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 3 to this Schedule 13G.

EXHIBIT NO.                       DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of June 1, 2015.

Exhibit 2	Notice of resolution of the Board of Directors of Delek Group Ltd., dated as of November 25, 2009.

Exhibit 3	Notice of resolution of the Board of Directors of the Phoenix Holding Ltd., dated as of August 31, 2013.